MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUES:		
Fee Income	$ 1,147,091	$ 1,037,712
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission Expense	751,061	532,387
Office Rent	33,650	6,000
Office Supplies	118	-
Professional Fees	18,069	6,213
License and Registration Fees	24,215	23,821
Meals and Entertainment	9,188	-
Subscriptions and Membership Dues	2,622	125
Telephone	765	-
Travel	7,533	-
Total General and Administrative Expenses	847,221	568,546
INCOME FROM OPERATIONS	299,870	469,166
OTHER INCOME (EXPENSE):		
Interest Income	7	3
Other Expense	(260)	(286)
Total Other Expense	(253)	(283)
NET INCOME	$ 299,617	$ 468,883

The accompanying notes are an integral part of these financial statements.